Mail Stop 4561

June 9, 2008

Michael P. Gallagher
Vice President – Chief Accounting Officer
Camden Property Trust
3 Greenway Plaza, Suite 1300
Houston, TX 77046

>   **Re: Form 10-K for Fiscal Year Ended December 31, 2007**
>   **Form 10-Q for Fiscal Quarter Ended March 31, 2008**
>   **File No. 001-12110**

Dear Mr. Gallagher:

We have reviewed your response letter dated May 30, 2008, and have the following additional comments.

Form 10-K for the Year ended December 31, 2007

Financial Statements and Notes

Note 2 - Summary of Significant Accounting Policies and Recent Accounting Pronouncements, page, F-7

1.   We have read your response to comment one. We note that you have proposed to expand, in future filings, your accounting policy relating to the consolidation of your joint ventures. Specifically, you plan to disclose that such investments are evaluated for consolidation under SOP 78-9 as amended by EITF 04-5. Since EITF 04-5 did not amend SOP 78-9, please clarify how you will revise your disclosure to clarify how you are applying the consolidation guidance in SOP 78-9 and EITF 04-5. The revisions should clarify if you are using the guidance of EITF 04-5 only to evaluate the rights of the limited partners that preclude consolidation by the general partner or alternatively, whether you are using the guidance in EITF 04-5 as a basis to support consolidation by the limited partners. If the latter, please explain how EITF 04-5 is used to support consolidation by the limited partners in your fact patterns.

2.   We have read your response to comment two. Your proposed disclosure appears to be limited to the accounting for the initial formation of a joint venture. Please show us how you will expand your accounting policy to include how you account for transfers and sales to existing joint ventures. In both instances, clarify how

the guidance of paragraph 30 of SOP 78-9 is considered in determining the accounting for both contributions to initially formed joint ventures as well as sales or transfers to existing joint ventures. Specific to the $91.5 million gain recognized in September 2006, please clarify if this gain exceeded the cash received by the company from the joint venture and if so clarify the basis for recognizing the gain in excess of the cash received based on the guidance of paragraph 30 of SOP 78-9. In addition, clarify if the company has any commitment to reinvest into the joint venture and if so how that was considered in the gain recognition determination.

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As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Yolanda Crittendon, Staff Accountant, at (202) 551-3472 or the undersigned at (202) 551-3498 if you have questions.

Sincerely,

Linda VanDoorn
Senior Assistant Chief Accountant